FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 23, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	__X__	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press release dated May 23, 2016 – Cellcom Israel Announces First Quarter 2016 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Condensed Consolidated Interim Financial Statements As at March 31, 2016 (Unaudited)

Item 1

Cellcom Israel announces

first Quarter 2016 Results
------------------------

EBITDA1 for the first quarter of 2016 totaled NIS 238 million, a 21.4% increase compared to the first quarter last year2.

Net income for the first quarter of 2016 totaled NIS 59 million, a 126.9% increase compared to the first quarter last year2.

Nir Sztern, Cellcom CEO said: “Despite the challenging competitive environment, in the first quarter of 2016 the Group succeeded in strengthening its financial stability and recorded an improvement in the financial indicators alongside a decrease in expenses. In this quarter compared to the first quarter last year, the net income was doubled and EBITDA and Free Cash Flow1 were increased."

"We have recently announced the addition of sports channels to Cellcom tv. Since the successful launch of these sport channels, the daily pace of customers joining Cellcom tv has doubled.”

First Quarter 2016 Highlights (compared to first quarter of 2015):

▪	Total Revenues totaled NIS 1,022 million ($271 million) compared to NIS 1,062 million ($282 million) in the first quarter last year, a decrease of 3.8%

▪	Service revenues totaled NIS 774 million ($206 million) compared to NIS 800 million ($212 million) in the first quarter last year, a decrease of 3.3%

▪	EBITDA[1] totaled NIS 238 million ($63 million) compared to NIS 196 million ($52 million) and excluding a one-time expense NIS 226 million ($60 million) in the first quarter last year[2], an increase of 21.4% and 5.3% respectively

▪	EBITDA margin 23.3%, up from 18.5%

▪	Operating income totaled NIS 101 million ($27 million) compared to NIS 55 million ($15 million) in the first quarter last year[2], an increase of 83.6%

[1]	Please see "Use of Non-IFRS financial measures" section in this press release.

[2]	The results of the first quarter of 2015 include a one-time expense in an amount of approximately NIS 30 million, as a result of entering a collective employment agreement, which affected accordingly the Company’s EBITDA and operating income, and with an effect of approximately NIS 25 million on the net income.

▪	Net income totaled NIS 59 million ($16 million) compared to NIS 26 million ($7 million) and excluding a one-time expense NIS 51 million ($14 million) in the first quarter last year[2], an increase of 126.9% and 15.7% respectively

▪	Free cash flow[1] totaled NIS 149 million ($40 million) compared to NIS 127 million ($34 million) in the first quarter last year, an increase of 17.3%

▪	Cellular subscriber base totaled approx. 2.813 million subscribers (at the end of March 2016)

Nir Sztern, the Company's Chief Executive Officer, added:

"Despite the challenging competitive environment, in the first quarter of 2016 the Group succeeded in strengthening its financial stability and recorded an improvement in the financial indicators alongside a decrease in expenses. In this quarter compared to the first quarter last year, the net income was doubled, EBITDA increased by 21.4% and Free Cash Flow increased by 17.3%. We continue to see the fruits of our work as a communications group, providing the customer a complete value offer. Despite many challenges in the landline wholesale market, we are leading the landline customer acquisition, with, as at March 31, 2016, over 120,000 households in the landline wholesale market and approximately 75,000 households in Cellcom tv, an addition of approximately 11,000 Cellcom tv households in the first quarter 2016.

We continue our efforts to strengthen our position as a leading communications group. Over the last year we have substantially enlarged Cellcom tv's content offering and we have recently announced the addition of sports channels to Cellcom tv. Since the successful launch of these sport channels, the daily pace of customers joining Cellcom tv has doubled.

I wish to thank the excellent employees and managers of the Cellcom group, who provide quality service to our customers and form the most significant asset for our business success."

Shlomi Fruhling, Chief Financial Officer, commented:

“We expect the market’s competition level, as characterized in the first quarter, will remain at a similar pace in the upcoming quarters. Accordingly, the Group continues to work to reduce its operating expenses.

In the first quarter of 2016 we witnessed a continued erosion in service revenues, which was partially offset by an increase in national roaming revenues and in revenues from Cellcom tv services. We also witnessed a growth in the customer base of Cellcom tv, wholesale market and the triple-play services. Simultaneously, the Group continues to work to lower its operating expenses.

In the first quarter of 2016, EBITDA totaled NIS 238 million, compared to NIS 196 million (and excluding a one-time expense NIS 226 million) in the first quarter last year, a 21.4% (and 5.3%) increase, and the net income totaled NIS 59 million, compared to NIS 26 million (and excluding a one-time expense NIS 51 million) in the first quarter last year, a 126.9% (and 15.7%) increase.

The Group continued this quarter also to work to lower its net debt level to NIS 2.68 billion, compared to NIS 2.93 billion in the same quarter last year. The Free Cash Flow totaled to NIS 149 million in the first quarter of 2016, a 17.3% increase compared to the same quarter last year. The increase resulted from a one-time tax refund and a decrease in payments made to suppliers, which was partially offset by a decrease in receipts from customers for services and end user equipment.

In March 2016, the Company completed a debt raising by a private issuance of additional Series I debentures, for a total consideration of NIS 250 million. This successful issuance reflects the continued investors’ vote of confidence in the Company.

This quarter the Company has started reporting its results by “Cellular” and “Fixed-line” segments, in a way which reflects the Company’s decision-making process as a result of entering into new fields of operations.

The Company’s Board of Directors decided not to distribute a dividend for the first quarter of 2016, given the continued intensified competition in the market and its effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – May 23, 2016 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the first quarter of 2016. Revenues for the first quarter of 2016 totaled NIS 1,022 million ($271 million). EBITDA for the first quarter of 2016 totaled NIS 238 million ($63 million), reflecting a margin of 23.3% of total revenues. Net income for the first quarter of 2016 totaled NIS 59 million ($16 million). Basic earnings per share for the first quarter of 2016 totaled NIS 0.59 ($0.16).

Main Consolidated Financial Results:

	Q1/2016	Q1/2015	% Change	Q1/2016	Q1/2015
	NIS million			US$ million (convenience translation)
Total revenues	1,022	1,062	(3.8%)	271	282
Operating Income	101	55	83.6%	27	15
Net Income	59	26	126.9%	16	7
Free cash flow	149	127	17.3%	40	34
EBITDA	238	196	21.4%	63	52
EBITDA, as percent of total revenues	23.3%	18.5%	25.9%

Main Financial Data by Operating Segments:

As a result of recent business and regulatory changes, as well as the Company’s entry into new fields of operations in the landline market - sale of television services and sale of internet infrastructure services, the Company's management attention has shifted to focus on two main fields of operations, “Cellular” and “Fixed-line”. Accordingly, starting from the first quarter of 2016, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflects the new reporting format.

●	Cellular Segment - the segment includes the cellular communications services, end user cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

	Cellular (*)	Fixed-line (**)	Consolidation adjustments (***)	Consolidated results
	Q1/2016
	NIS million
Total revenues	778	293	(49)	1,022
Service revenues	559	264	(49)	774
Equipment revenues	219	29	-	248
EBITDA	178	60	-	238
EBITDA, as percent of total revenues	22.9%	20.5%	-	23.3%

(*)	the segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	the segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between Cellular and Fixed-line segments.

Financial Review

Revenues for the first quarter of 2016 decreased 3.8% totaling NIS 1,022 million ($271 million), compared to NIS 1,062 million ($282 million) in the first quarter last year. The decrease in revenues is attributed to a 3.3% decrease in service revenues, and a 5.3% decrease in equipment revenues.

Service revenues totaled NIS 774 million ($206 million) in the first quarter of 2016, a 3.3% decrease from NIS 800 million ($212 million) in the first quarter last year.

Service revenues in the cellular segment totaled NIS 559 million ($148 million) in the first quarter of 2016, a 4.0% decrease from NIS 582 million ($155 million) in the first quarter last year. This decrease resulted mainly from a decrease in cellular services revenues due to the ongoing erosion in the price of these services and churn of customers resulting from the intensified competition in the cellular market. This decrease was partially offset by an increase in revenues from national roaming.

Service revenues in the fixed-line segment totaled NIS 264 million ($70 million) in the first quarter of 2016, a 1.9% decrease from NIS 269 million ($71 million) in the first quarter last year. This decrease resulted mainly from a decrease in revenues from long distance calls which was partially offset by an increase in revenues from the TV field.

Equipment revenues in the first quarter of 2016 totaled NIS 248 million ($66 million), a 5.3% decrease compared to NIS 262 million ($70 million) in the first quarter last year. This decrease resulted mainly from a decrease in the number of cellular handsets sold during the first quarter of 2016 as compared with the first quarter of 2015. This decrease was partially offset by an increase in equipment revenues in the fixed-line segment.

Cost of revenues for the first quarter of 2016 totaled NIS 670 million ($178 million), compared to NIS 722 million ($192 million) in the first quarter of 2015, a 7.2% decrease. This decrease resulted mainly from a decrease in costs associated with the sale of cellular handsets, primarily as a result of a decrease in the amount of handsets sold during the first quarter of 2016 as compared with the first quarter of 2015, as well as a decrease in the cost of service revenues mainly as a result of a decrease in costs related to local and international operators, which was partially offset by an increase in content costs related to the TV field.

Gross profit for the first quarter of 2016 Increased 3.5% to NIS 352 million ($93 million), compared to NIS 340 million ($90 million) in the first quarter of 2015. Gross profit margin for the first quarter of 2016 amounted to 34.4%, up from 32.0% in the first quarter of 2015.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2016 decreased 12.5% to NIS 251 million ($66 million), compared to NIS 287 million ($76 million) in the first quarter of 2015. This decrease is primarily a result of an approximately NIS 30 million one-time expense due to entering a collective employment agreement, recorded in the first quarter of 2015, and of the efficiency measures implemented by the Company.

Operating income for the first quarter of 2016 increased by 83.6% to NIS 101 million ($27 million) from NIS 55 million ($15 million) in the first quarter of 2015. The increase in the operating income resulted mainly from an approximately NIS 30 million one-time expense in the first quarter of 2015, due to entering a collective employment agreement, as well as an improvement in gross profitability and a decrease in operating expenses mainly as a result of efficiency measures implemented by the Company.

EBITDA for the first quarter of 2016 increased by 21.4% totaling NIS 238 million ($63 million) compared to NIS 196 million ($52 million) in the first quarter of 2015. EBITDA for the first quarter 2016, as a percent of first quarter revenues, totaled 23.3%, up from 18.5% in the first quarter of 2015. The increase in the EBITDA resulted mainly from an approximately NIS 30 million one-time expense in the first quarter of 2015, due to a collective employment agreement and also from an improvement in gross profitability and efficiency measures in operating expenses. Cellular segment EBITDA totaled NIS 178 million ($47 million), compared to NIS 130 million ($35 million) in the first quarter last year, also as a result of an increase in revenues from national roaming as well as a decrease in operating expenses as mentioned above. Fixed-line segment EBITDA totaled NIS 60 million ($16 million), a 9.1% decrease from the first quarter last year, also as a result of an erosion in international calls revenues.

Financing expenses, net for the first quarter of 2016 increased 33.3% and totaled NIS 24 million ($6 million), compared to NIS 18 million ($5 million) in the first quarter of 2015. The increase resulted mainly from a lower financing income, net from linkage to the Israeli Consumer Price Index (“CPI”), associated with the Company’s debentures, offset by CPI hedging transactions, due to a lower deflation in the first quarter of 2016 compared with the first quarter of 2015. The increase was partially offset by a decrease in interest expenses in relation of the Company’s debentures, as a result of a decrease in the Company’s debt level in the first quarter of 2016 compared to the first quarter of 2015.

Net Income for the first quarter of 2016 totaled NIS 59 million ($16 million), compared to NIS 26 million ($7 million) in the first quarter of 2015, a 126.9% increase.

Basic earnings per share for the first quarter of 2016 totaled NIS 0.59 ($0.16), compared to NIS 0.25 ($0.07) in the first quarter last year.

Operating Review

Main Performance Indicators - cellular segment:

	Q1/2016	Q1/2015	Change (%)
Cellular subscribers at the end of period (in thousands)	2,813	2,885	(2.5%)
Churn Rate for cellular subscribers (in %)	11.1%	11.9%	(6.7%)
Monthly cellular ARPU (in NIS)	65.2	65.5	(0.5%)

Cellular subscriber base – at the end of the first quarter of 2016 the Company had approximately 2.813 million cellular subscribers. During the first quarter of 2016 the Company's cellular subscriber base decreased by approximately 22,000 net cellular subscribers, mainly pre-paid subscribers.

Cellular Churn Rate for the first quarter of 2016 totaled 11.1%, compared to 11.9% in the first quarter of 2015.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2016 totaled NIS 65.2 ($17.3), compared to NIS 65.5 ($17.4) in the first quarter of 2015. The decrease in ARPU resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intensified competition in the cellular market, which was partially offset by an increase in revenues from national roaming.

Main Performance Indicators - fixed-line segment:

At the end of the first quarter of 2016, the Company had approximately 121,000 households in the internet infrastructure field and approximately 75,000 households in the TV field.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2016 increased by 17.3% to NIS 149 million ($40 million), compared to NIS 127 million ($34 million) in the first quarter of 2015. The increase in free cash flow was mainly due to a one-time tax refund and a decrease in payments made to suppliers for end user equipment purchase, which was partially offset by a decrease in receipts from customers for services and end user equipment.

Total Equity

Total Equity as of March 31, 2016 amounted to NIS 1,245 million ($331 million) primarily consisting of accumulated undistributed retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During the first quarter of 2016 the Company invested NIS 90 million ($24 million) in fixed assets and intangible assets (including, among others, investments in the Company's communication networks, information systems, software and TV set-top boxes), compared to NIS 96 million ($25 million) in the first quarter of 2015.

Dividend

On May 22, 2016, the Company's board of directors decided not to declare a cash dividend for the first quarter of 2016. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2015 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of March 31, 2016, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2016 and subsequent to the end of the reporting period

Private Offering of the Company’s Debentures

In March 2016, the Company issued in a private offering approximately NIS 246 million aggregate principal amount of additional Series I debentures to certain institutional investors, for a total consideration of NIS 250 million, representing a price of NIS 101.5 for a unit of NIS 100 principal amount Series I debenture, reflecting an effective interest of 4.06% per annum. The Company's debentures (Series I) are listed on the Tel Aviv Stock Exchange, or TASE, and the issuance was executed after receiving the TASE's approval.

The said offering was made only in Israel and only to residents of Israel. The said debentures were not registered and will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For additional details in regards to the Company's existing debentures, see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016 under: "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" and the Company's current report on form 6-K dated March 23, 2016.

Agreements with Golan Telecom

In April 2016, the Israeli Antitrust commissioner and the Ministry of Communications notified the Company they are opposing the proposed purchase of Golan Telecom Ltd. ("Golan") by the Company.

Following the regulators' opposition to the proposed purchase of Golan by the Company, the parties are negotiating an agreement which would, if finalized and approved by the regulators, allow Golan to continue to use the Company's networks in the provision of its services. Entering such an agreement is subject to further agreements which are yet to be reached and there is no certainty that such agreements will be reached nor as to the entering into such an agreement.

For additional details see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under "Item 3 Key Information - D. Risk Factors - Risks Related to our Business - We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company - B. Business Overview - General - Agreement for the Purchase of Golan", and under "-Competition - Cellular" and "- Government Regulation - Additional MNOs", and the Company's current reports on Form 6-K date March 28, 2016, April 12, 2016 and May 16, 2016.

Voluntary Retirement Plan

In May 2016, the Group in collaboration with the employees representatives, launched a new voluntary retirement plan for employees. As of the date of this report, the number of employees who will join the plan and the expense the Company will record in the second quarter of 2016 with respect to this plan, are unknown.

Conference Call Details

The Company will be hosting a conference call regarding its results for the first quarter of 2016 on Monday, May 23, 2016 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 744 5399	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0691	International Dial-in Number: +972 3 918 0691

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.813 million cellular subscribers (as at March 31, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2015.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.766 = US$ 1 as published by the Bank of Israel for March 31, 2016.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	637	681	181	761
Current investments, including derivatives	531	282	75	281
Trade receivables	1,332	1,299	345	1,254
Other receivables	91	61	16	104
Inventory	109	78	21	85

Total current assets	2,700	2,401	638	2,485

Trade and other receivables	766	808	215	785
Property, plant and equipment, net	1,804	1,696	450	1,745
Intangible assets, net	1,295	1,221	324	1,254
Deferred tax assets	16	8	2	9

Total non- current assets	3,881	3,733	991	3,793

Total assets	6,581	6,134	1,629	6,278

Liabilities
Current maturities of debentures	729	858	228	734
Trade payables and accrued expenses	712	636	169	677
Current tax liabilities	64	57	15	53
Provisions	108	107	28	110
Other payables, including derivatives	295	272	72	286

Total current liabilities	1,908	1,930	512	1,860

Debentures	3,373	2,784	739	3,054
Provisions	22	20	5	20
Other long-term liabilities	11	28	7	24
Liability for employee rights upon retirement, net	13	12	4	12
Deferred tax liabilities	136	115	31	123

Total non- current liabilities	3,555	2,959	786	3,233

Total liabilities	5,463	4,889	1,298	5,093

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(3)	(2)	-	(2)
Retained earnings	1,103	1,230	327	1,170

Non-controlling interest	17	16	4	16

Total equity	1,118	1,245	331	1,185

Total liabilities and equity	6,581	6,134	1,629	6,278

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions

Revenues	1,062	1,022	271	4,180
Cost of revenues	(722)	(670)	(178)	(2,763)

Gross profit	340	352	93	1,417

Selling and marketing expenses	(156)	(148)	(39)	(620)
General and administrative expenses	(131)	(103)	(27)	(465)
Other income (expenses), net	2	-	-	(22)

Operating profit	55	101	27	310

Financing income	25	14	4	55
Financing expenses	(43)	(38)	(10)	(232)
Financing expenses, net	(18)	(24)	(6)	(177)

Profit before taxes on income	37	77	21	133

Taxes on income	(11)	(18)	(5)	(36)
Profit for the period	26	59	16	97
Attributable to:
Owners of the Company	25	58	16	95
Non-controlling interests	1	1	-	2
Profit for the period	26	59	16	97

Earnings per share
Basic earnings per share (in NIS)	0.25	0.59	0.16	0.95

Diluted earnings per share (in NIS)	0.25	0.59	0.16	0.95

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,584,490	100,604,578	100,604,578	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,585,902	100,604,578	100,604,578	100,589,530

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended March 31,		Convenience translation into US dollar Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	26	59	16	97
Adjustments for:
Depreciation and amortization	143	135	36	562
Share based payments	-	2	-	3
Loss (gain) on sale of property, plant and equipment	(2)	1	-	(1)
Income tax expense	11	18	5	36
Financing expenses, net	18	24	6	177

Changes in operating assets and liabilities:
Change in inventory	(20)	7	2	4
Change in trade receivables (including long-term amounts)	90	(58)	(15)	209
Change in other receivables (including long-term amounts)	(16)	32	8	(34)
Change in trade payables, accrued expenses and provisions	(46)	2	-	(54)
Change in other liabilities (including long-term amounts)	(8)	38	10	(95)
Income tax paid	(27)	(21)	(5)	(68)
Net cash from operating activities	169	239	63	836

Cash flows from investing activities
Acquisition of property, plant, and equipment	(76)	(68)	(18)	(305)
Acquisition of intangible assets	(20)	(22)	(6)	(91)
Dividend received	-	-	-	2
Change in current investments, net	(9)	(1)	-	231
Proceeds from other derivative contracts, net	1	-	-	-
Proceeds from sale of property, plant and equipment	4	-	-	4
Repayment of a long term deposit	48	-	-	48
Interest received	11	6	2	15
Net cash used in investing activities	(41)	(85)	(22)	(96)

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three-month period ended March 31,		Convenience translation into US dollar Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(2)	(6)	(2)	(32)
Repayment of debentures	(523)	(385)	(102)	(873)
Proceeds from issuance of debentures, net of issuance costs	-	250	66	(3)
Dividend paid	-	(1)	-	(1)
Interest paid	(124)	(92)	(24)	(227)

Net cash used in financing activities	(649)	(234)	(62)	(1,136)

Changes in cash and cash equivalents	(521)	(80)	(21)	(396)

Cash and cash equivalents as at the beginning of the period	1,158	761	202	1,158

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	-	(1)

Cash and cash equivalents as at the end of the period	637	681	181	761

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2015	2016	Convenience translation into US dollar 2016	2015
	NIS millions		US$ millions	NIS millions
Profit for the period	26	59	16	97
Taxes on income	11	18	5	36
Financing income	(25)	(14)	(4)	(55)
Financing expenses	43	38	10	232
Other income	(2)	-	-	(3)
Depreciation and amortization	143	135	36	562
Share based payments	-	2	-	3
EBITDA	196	238	63	872

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2015	2016	Convenience translation into US dollar 2016	2015
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	169	239	63	835
Cash flows from investing activities	(41)	(90)	(23)	(96)
Sale of short-term tradable debentures and deposits (**)	(1)	-	-	(245)
Free cash flow	127	149	40	494

(*) Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2015	Q2-2015	Q3-2015	Q4-2015	Q1-2016	FY-2015

Cellular service revenues	582	573	572	546	559	2,273
Fixed-line service revenues	269	264	267	263	264	1,063

Cellular equipment revenues	245	237	215	233	219	930
Fixed-line equipment revenues	17	17	28	56	29	118

Consolidation adjustments	(51)	(51)	(50)	(52)	(49)	(204)
Total revenues	1,062	1,040	1,032	1,046	1,022	4,180

Cellular EBITDA	130	149	168	154	178	601
Fixed-line EBITDA	66	67	67	71	60	271
Total EBITDA	196	216	235	225	238	872

Operating profit	55	80	96	79	101	310
Financing expenses, net	18	62	49	48	24	177
Profit for the period	26	12	40	19	59	97

Free cash flow	127	119	127	121	149	494

Cellular subscribers at the end of period (in 000's)	2,885	2,848	2,832	2,835	2,813	2,835
Monthly cellular ARPU (in NIS)	65.5	65.5	66.0	63.0	65.2	65.0
Churn rate for cellular subscribers (%)	11.9%	10.2%	10.1%	11.1%	11.1%	42.0%

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2016

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2016					As of 22.05.2016		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B (4)	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	185.020	218.751	2.733	221.484	229.481	185.020	219.195	5.30%	05.01.13	05.01.17	January-5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D (7)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	599.203	694.449	26.947	721.396	742.952	599.203	695.298	5.19%	01.07.13	01.07.17	July-1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E (7)	06/04/09 30/03/11* 18/08/11*	1,798.962	163.633	163.202	2.410	165.612	172.420	163.633	163.261	6.25%	05.01.12	05.01.17	January-5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5)(6)**	20/03/12	714.802	714.802	726.653	7.858	734.511	795.146	714.802	728.041	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)**	20/03/12	285.198	285.198	285.517	4.697	290.214	319.251	285.198	285.502	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	806.682	4.430	811.112	919.046	949.624	810.503	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)(8)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	746.929	7.843	754.772	837.698	804.010	748.248	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		7,900.773	3,701.490	3,642.183	56.918	3,699.101	4,015.994	3,701.490	3,650.048

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures. Debentures Series F through I financial covenants - as of March 31, 2016 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service– Public Debentures ") was 2.95 (the net leverage without excluding one-time events was 2.95). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I, the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service– Public Debentures ". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. (8) On March 30, 2016, the Company issued approximately NIS 246 million aggregate principal amount of additional Series I debentures in a private offering.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of March 31, 2016, debentures Series D and F through I are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2016 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.03.2016 (1)	Rating as of 22.05.2016	Rating assigned upon issuance of the Series	Recent date of rating as of 22.05.2016	Additional ratings between original issuance and the recent date of rating as of 22.05.2016 (2)
Rating
B	S&P Maalot	A+	A+	AA-	03/2016	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	03/2016	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	03/2016	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	03/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	03/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	03/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016	A+ (2)
I	S&P Maalot	A+	A+	A+	03/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016	A+ (2)

(1)	In March 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015 and March 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated March 23, 2016.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2016

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	631,394	219,989	-	-	-	162,464
Second year	561,786	142,599	-	-	-	115,715
Third year	330,720	165,755	-	-	-	75,093
Fourth year	330,720	80,196	-	-	-	53,545
Fifth year and on	717,114	641,569	-	-	-	119,995
Total	2,571,734	1,250,108	-	-	-	526,812

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS) – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	631,394	219,989	-	-	-	162,464
Second year	561,786	142,599	-	-	-	115,715
Third year	330,720	165,755	-	-	-	75,093
Fourth year	330,720	80,196	-	-	-	53,545
Fifth year and on	717,114	641,569	-	-	-	119,995
Total	2,571,734	1,250,108	-	-	-	526,812

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) – None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) – None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2016 (cont.)

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) – None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	5,819	683	-	-	-	634
Second year	1,532	-	-	-	-	284
Third year	726	205	-	-	-	193
Fourth year	726	205	-	-	-	170
Fifth year and on	4,600	1,639	-	-	-	449
Total	13,403	2,732	-	-	-	1,730

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2016 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2016

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	637	681	181	761
Current investments, including derivatives	531	282	75	281
Trade receivables	1,332	1,299	345	1,254
Other receivables	91	61	16	104
Inventory	109	78	21	85

Total current assets	2,700	2,401	638	2,485

Trade and other receivables	766	808	215	785
Property, plant and equipment, net	1,804	1,696	450	1,745
Intangible assets, net	1,295	1,221	324	1,254
Deferred tax assets	16	8	2	9

Total non- current assets	3,881	3,733	991	3,793

Total assets	6,581	6,134	1,629	6,278

Liabilities
Current maturities of debentures	729	858	228	734
Trade payables and accrued expenses	712	636	169	677
Current tax liabilities	64	57	15	53
Provisions	108	107	28	110
Other payables, including derivatives	295	272	72	286

Total current liabilities	1,908	1,930	512	1,860

Debentures	3,373	2,784	739	3,054
Provisions	22	20	5	20
Other long-term liabilities	11	28	7	24
Liability for employee rights upon retirement, net	13	12	4	12
Deferred tax liabilities	136	115	31	123

Total non- current liabilities	3,555	2,959	786	3,233

Total liabilities	5,463	4,889	1,298	5,093

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(3)	(2)	-	(2)
Retained earnings	1,103	1,230	327	1,170

Non-controlling interest	17	16	4	16

Total equity	1,118	1,245	331	1,185

Total liabilities and equity	6,581	6,134	1,629	6,278

Date of approval of the condensed consolidated financial statements: May 22, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,062	1,022	271	4,180
Cost of revenues	(722)	(670)	(178)	(2,763)

Gross profit	340	352	93	1,417

Selling and marketing expenses	(156)	(148)	(39)	(620)
General and administrative expenses	(131)	(103)	(27)	(465)
Other income (expenses), net	2	-	-	(22)

Operating profit	55	101	27	310

Financing income	25	14	4	55
Financing expenses	(43)	(38)	(10)	(232)
Financing expenses, net	(18)	(24)	(6)	(177)

Profit before taxes on income	37	77	21	133

Taxes on income	(11)	(18)	(5)	(36)
Profit for the period	26	59	16	97
Attributable to:
Owners of the Company	25	58	16	95
Non-controlling interests	1	1	-	2
Profit for the period	26	59	16	97

Earnings per share
Basic earnings per share (in NIS)	0.25	0.59	0.16	0.95

Diluted earnings per share (in NIS)	0.25	0.59	0.16	0.95

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,584,490	100,604,578	100,604,578	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,585,902	100,604,578	100,604,578	100,589,530

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Three- month period ended March 31,		Convenience translation into US dollar (Note 2D) Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	26	59	16	97
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net	-	-	-	1

Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	-	1

Other comprehensive income items that will not be transferred to profit or loss

Actuarial losses on defined benefit plans	-	-	-	(2)

Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	(2)
Total other comprehensive income for the period, net of tax	-	-	-	(1)
Total comprehensive income for the period	26	59	16	96
Total comprehensive income attributable to:
Owners of the Company	25	58	16	94
Non-controlling interests	1	1	-	2
Total comprehensive income for the period	26	59	16	96

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2016 (Unaudited)

Balance as of January 1, 2016
(Audited)	1	(2)	1,170	1,169	16	1,185	315

Comprehensive income for the period
Profit for the period	-	-	58	58	1	59	16
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2	-
Dividend to non-controlling interersts in a subsidiary	-	-	-	-	(1)	(1)	-
Balance as of March 31, 2016 (Unaudited)	1	(2)	1,230	1,229	16	1,245	331

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2015 (Unaudited)

Balance as of January 1, 2015
(Audited)	1	(3)	1,078	1,076	16	1,092	290
Comprehensive income for the period
Profit for the period	-	-	25	25	1	26	7
Balance as of March 31, 2015 (Unaudited)	1	(3)	1,103	1,101	17	1,118	297

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2015 (Audited)

Balance as of January 1, 2015
(Audited)	1	(3)	1,078	1,076	16	1,092	290
Comprehensive income for the year
Profit for the year	-	-	95	95	2	97	25
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Dividend to non-controlling interersts in a subsidiary	-	-	-	-	(1)	(1)	-
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)	(1)
Balance as of December 31, 2015	1	(2)	1,170	1,169	16	1,185	315
(Audited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended March 31,		Convenience translation into US dollar (Note 2D) Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	26	59	16	97
Adjustments for:
Depreciation and amortization	143	135	36	562
Share based payments	-	2	-	3
Loss (gain) on sale of property, plant and equipment	(2)	1	-	(1)
Income tax expense	11	18	5	36
Financing expenses, net	18	24	6	177

Changes in operating assets and liabilities:
Change in inventory	(20)	7	2	4
Change in trade receivables (including long-term amounts)	90	(58)	(15)	209
Change in other receivables (including long-term amounts)	(16)	32	8	(34)
Change in trade payables, accrued expenses and provisions	(46)	2	-	(54)
Change in other liabilities (including long-term amounts)	(8)	38	10	(95)
Income tax paid	(27)	(21)	(5)	(68)
Net cash from operating activities	169	239	63	836

Cash flows from investing activities
Acquisition of property, plant, and equipment	(76)	(68)	(18)	(305)
Acquisition of intangible assets	(20)	(22)	(6)	(91)
Dividend received	-	-	-	2
Change in current investments, net	(9)	(1)	-	231
Proceeds from other derivative contracts, net	1	-	-	-
Proceeds from sale of property, plant and equipment	4	-	-	4
Repayment of a long term deposit	48	-	-	48
Interest received	11	6	2	15
Net cash used in investing activities	(41)	(85)	(22)	(96)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three-month period ended March 31,		Convenience translation into US dollar (Note 2D) Three-month period ended March 31,	Year ended December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(2)	(6)	(2)	(32)
Repayment of debentures	(523)	(385)	(102)	(873)
Proceeds from issuance of debentures, net of issuance costs	-	250	66	(3)
Dividend paid	-	(1)	-	(1)
Interest paid	(124)	(92)	(24)	(227)

Net cash used in financing activities	(649)	(234)	(62)	(1,136)

Changes in cash and cash equivalents	(521)	(80)	(21)	(396)

Cash and cash equivalents as at the beginning of the period	1,158	761	202	1,158

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	-	(1)

Cash and cash equivalents as at the end of the period	637	681	181	761

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at March 31, 2016 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2015 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 22, 2016.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2016, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2016 (NIS 3.766 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of March 31, 2016	3.766	219.35
As of March 31, 2015	3.980	219.79
As of December 31, 2015	3.902	221.35

Increase (decrease) during the period:

Three months ended March 31, 2016	(3.49%)	(0.90%)
Three months ended March 31, 2015	2.34%	(1.60%)
Year ended December 31, 2015	0.33%	(0.90%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Note 4 - Operating Segments

As a result of recent business and regulatory changes, as well as the Group’s entry into new fields of operations in the landline market - sales of television services and sales of internet infrastructure services, the Group’s management attention in general and Chief Operating Decision Maker's (CODM's) attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line”. Accordingly, starting from the reporting period, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The CODM does not examine the assets or liabilities for these segments, and therefore they are not presented.

•	Cellular Segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

•	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflects the new reporting format.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended March 31, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	774	248	-	1,022
Inter-segment revenues	4	45	(49)	-

EBITDA*	178	60	-	238

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(135)
Taxes on income				(18)
Financing income				14
Financing expenses				(38)
Share based payments				(2)

Profit for the period				59

	Three-month period ended March 31, 2015
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	822	240	-	1,062
Inter-segment revenues	5	46	(51)	-

EBITDA*	130	66	-	196

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(143)
Taxes on income				(11)
Financing income				25
Financing expenses				(43)
Other income				2

Profit for the period				26

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2015
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	3,185	995	-	4,180
Inter-segment revenues	18	186	(204)	-

EBITDA*	601	271	-	872

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization				(562)
Taxes on income				(36)
Financing income				55
Financing expenses				(232)
Other income				3
Share based payments				(3)

Profit for the year				97

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for an expense in the amount of approximately NIS 25 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2015. For additional details, see Note 26 to the annual financial statements, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures

In March 2016, the Company issued in a private offering approximately NIS 246 million aggregate principal amount of additional Series I debentures, for a total consideration of NIS 250 million, reflecting an effective interest of 4.06% per annum. The Company's Series I debentures are listed on the Tel Aviv Stock Exchange, or TASE. For additional details regarding Series I debentures conditions and repayment term, see Note 17 to the annual financial statements.

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2015		2016		2015
	Book value	Fair value	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(4,175)	(4,563)	(3,699)	(4,016)	(3,896)	(4,198)

* The fair value as of December 31, 2015, includes principal and interest in a total sum of approximately NIS 476 million, paid in January 2016.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2) Fair value hierarchy of financial instruments measured at fair value (cont'd)

	March 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	278	-	-	278
Derivatives	-	4	-	4
Total assets	278	4	-	282
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(33)	-	(33)
Total liabilities	-	(33)	-	(33)

	March 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	529	-	-	529
Derivatives	-	2	-	2
Total assets	529	2	-	531
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(54)	-	(54)
Total liabilities	-	(54)	-	(54)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(3)	Valuation methods to determine fair value

US$/NIS foreign currency options - fair value is measured based on the Black-Scholes formula.

CPI/NIS forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 7 - Taxes on income

On January 4, 2016, the Israeli parliament passed The Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), which set, inter alia, a reduction in the corporate tax rate by 1.5% to a rate of 25% as from January 1, 2016.

The deferred tax balances as of March 31, 2016 were calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above. The effect of the change on the financial statements as at March 31, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 14 million and a decrease in the deferred tax assets in the amount of NIS 7 million. The effect of the change in the deferred tax balances was recognized against deferred tax income in the amount of NIS 7 million.

Note 8 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of March 31, 2016 in respect of all lawsuits against the Group amounts to approximately NIS 54 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, three purported class actions have been filed against the Group (which were included in Note 31(1) to the annual financial statements): a purported class action against the Group in the total sum estimated by the plaintiffs to be approximately NIS 11 million and two purported class actions against the Group, without specifying the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

amount claimed from the Group (one of them was dismissed after the end of the reporting period). At this early stage it is not possible to assess the chances of success of the remaining two purported class actions.

During the reporting period, nine purported class actions (which were reported as dismissed in Note 31(1) to the annual financial statements), were concluded: eight purported class actions for a total sum of approximately NIS 499 million and a purported class action, in which the amount claimed has not been quantified by the plaintiffs.

After the end of the reporting period, two purported class actions have been filed against the Group, one in a total sum estimated by the plaintiffs to be approximately NIS 6 million and another, in which the amount claimed has not been quantified by the plaintiffs. At this early stage it is not possible to assess their chances of success.

After the end of the reporting period, four purported class actions against the Group were concluded: two in a total sum estimated by the plaintiffs to be approximately NIS 192 million, a purported class action, in which the amount claimed has not been quantified by the plaintiffs and a purported class action against the Group and other defendants together for a total sum of approximately NIS 361 million, without specifying the amount claimed from the Group.

Employees, subcontractors, suppliers, authorities and others claims

During the reporting period, a lawsuit against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, was dismissed with prejudice.

Note 9 - Events after the end of the reporting period

a.	In April 2016, after the end of the reporting period, the Israeli Antitrust Commissioner and the Ministry of Communications notified the Group they are opposing the proposed purchase of Golan Telecom Ltd., or Golan by the Group (for additional details see Note 30(8) to the annual financial statements, regarding Commitments).

Following the regulators' opposition to the proposed purchase of Golan by the Group, the parties are negotiating an agreement which would, if finalized and approved by the regulators, allow Golan to continue to use the Company’s networks in the provision of its services. Entering such an agreement is subject to further agreements which are yet to be reached and there is no certainty that such agreements will be reached nor as to the entering into such an agreement.

b.	In May 2016, after the end of the reporting period, the Group in collaboration with the employees representatives, launched a new voluntary retirement plan for employees. As of the financial statements signing date, the number of employees who will join the plan and the expense the Company will record in the second quarter of 2016 with respect to this plan, are unknown.

Cellcom Israel Ltd. and Subsidiaries

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	May 23, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary